Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266294
PROSPECTUS SUPPLEMENT NO. 7
(To the Prospectus dated September 21, 2022)

Up to 15,306,122

Ordinary Shares

This prospectus supplement supplements the prospectus, dated September 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-266294). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2022 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale of up to 15,306,122 Ordinary Shares, $0.01 nominal value per share (the “Ordinary Shares”), by YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”). The shares included in the Prospectus consist of Ordinary Shares that we may, in our discretion, elect to issue and sell to Yorkville, from time to time after the date of the Prospectus, pursuant to a standby equity purchase agreement we entered into with Yorkville on April 18, 2022 (the “SEPA”), in which Yorkville has committed to purchase from us, at our direction, up to $150,000,000 of our Ordinary Shares, subject to terms and conditions specified in the SEPA.

The Ordinary Shares are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “ALVO.” On December 6, 2022, the closing price of the Ordinary Shares on Nasdaq was $6.88. The Ordinary Shares are also listed on the Nasdaq First North Growth Market (“Nasdaq First North”) under the symbol “ALVO.”

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “foreign private issuer” under applicable SEC rules and an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company disclosure requirements.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in our securities involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is December 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Listing on the Nasdaq Iceland Main Market

On December 8, 2022, Alvotech announced that trading in its shares will move from the Nasdaq Iceland First North Growth market (“First North”) to the Nasdaq Iceland Main Market (“Main Market”), starting December 8, 2022. The “ALVO” stock market symbol for Alvotech remains unchanged and trade on the Nasdaq U.S. stock exchange is not affected. A copy of the announcement is furnished as Exhibit 99.3 to this Report on Form 6-K.

Press Releases and Announcements

On December 6, 2022, Alvotech announced that its prospectus relating to the move from First North to Main Market (the “Prospectus”) was approved by the Commission de Surveillance du Secteur Financier and passported to Iceland. A copy of the announcement is furnished as Exhibit 99.1 to this Report on Form 6-K. The Prospectus is available on Alvotech’s website https://investors.alvotech.com/publicfilings.

On December 7, 2022, Alvotech announced that Alvotech and STADA are rolling out their Hukyndra high-concentration, low-volume, citrate-free formulation of adalimumab in several European countries. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Incorporation by reference

This Report on Form 6-K, but not Exhibits 99.1, 99.2 or 99.3, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-266881) of Alvotech and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1, 99.2 or 99.3 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated December 6, 2022.

99.2	Press Release dated December 7, 2022.

99.3	Announcement dated December 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: December 8, 2022	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer

Exhibit 99.1

Alvotech publishes prospectus related to the admission to trading and listing on Nasdaq Iceland Main Market

December 6, 2022

Reference is made to the announcement issued on December 2, 2022 confirming that Nasdaq Iceland has approved Alvotech S.A’s (“Alvotech”) request for admission to trading of its shares on the Nasdaq Iceland Main Market (“Main Market”), pending passporting of the prospectus to Iceland.

The prospectus has now been approved by the Commission de Surveillance du Secteur Financier, 283 route d‘Arion-L2991 Luxembourg (“CSSF”) and passported to Iceland. It is accessible on Alvotech‘s website at https://investors.alvotech.com/prospectus.

Nasdaq Iceland will announce the first day of trading with at least one day advance notice.

Landsbankinn Corporate Banking provided process oversight for the transfer of the listing of Alvotech‘s shares to the Main Market and admission to trading.

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]alvotech.com

Exhibit 99.2

Press release

Alvotech and STADA Broaden Access to Hukyndra® adalimumab biosimilar in Europe

•	Hukyndra® (adalimumab) launches in Belgium, Bulgaria, Croatia, Czech Republic, Latvia, Romania, and Slovenia, increasing availability of high-concentration, citrate-free adalimumab in Europe

•	Follows initial introduction of Hukyndra in nine countries: Austria, Estonia, Finland, France, Germany, Lithuania, Slovakia, Sweden, and Switzerland

•

Adalimumab is first product launched through an exclusive strategic partnership announced by Alvotech and STADA in November 2019 covering biosimilar candidates across immunology, oncology, and ophthalmology indications

Reykjavik, Iceland; Bad Vilbel, Germany – 7 December 2022 – Alvotech (NASDAQ: ALVO) and STADA are contributing to the availability of high-quality biologic treatments in Europe by rolling out their Hukyndra high-concentration, low-volume, citrate-free formulation of adalimumab in several European countries.

Through a strategic partnership, Alvotech is supplying to STADA Hukyndra (adalimumab) autoinjectors and pre-filled syringes with drug product and drug substance manufactured in its vertically integrated European facility in Reykjavik, Iceland. Following initial launches since June 2022, STADA is now marketing Hukyndra through its local subsidiaries in Belgium, Bulgaria, Croatia, Czech Republic, Latvia, Romania, and Slovenia. STADA is supporting adalimumab launches in individual national markets through tailored educational materials and dedicated patient-support programs.

“Significant unmet needs for access to biologic treatments for autoimmune conditions, including adalimumab, exist for patients across Europe,” stated Bryan Kim, Head of Global Specialty Care, EVP, at STADA. “Launching Hukyndra in further European is evidence of our commitment to broadening patient access to critical therapies. We look forward to working with Alvotech to make high-quality biosimilars available to patients and their caregivers.”

Anil Okay, Chief Commercial Officer of Alvotech, remarked: “We are very pleased with the reception of Hukyndra in the European market, and believe the patient-friendly autoinjector design we have introduced supports commercial success. The partnership with STADA continues to broaden access to cost-effective biologics across Europe in line with our shared vision.”

In November 2019, STADA and Alvotech announced an exclusive partnership agreement covering biosimilar candidates across immunology, oncology and ophthalmology indications. Alvotech is primarily responsible for development and manufacturing, while STADA is responsible for commercialization.

In November 2021, STADA received a marketing authorization from the European Commission for Hukyndra, a high-concentration adalimumab, in the 27 EU member states, plus Iceland, Lichtenstein and Norway. The biosimilar has also been approved in Switzerland and the UK.

About Hukyndra (adalimumab)

Hukyndra is a monoclonal antibody and a biosimilar to Humira® (adalimumab) that inhibits tumor necrosis factor. Hukyndra has been approved in the EU, Norway, Iceland, Lichtenstein, the UK, Switzerland; the same biosimilar is approved in Canada as Simlandi™ and Australia as Ciptunec™/ Ardalicip™. Dossiers are under review in multiple countries, including in the United States.

About STADA Arzneimittel AG

STADA Arzneimittel AG is headquartered in Bad Vilbel, Germany. The company focuses on a three-pillar strategy consisting of generics, specialty pharma and non-prescription consumer healthcare products. Worldwide, STADA Arzneimittel AG sells its products in approximately 120 countries. In financial year 2021, STADA achieved group sales of EUR 3,249.5 million and reported earnings before interest, taxes, depreciation and amortization (EBITDA) of EUR 776.5 million. As of 31 December 2021, STADA employed 12,520 people worldwide.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech. For example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory review and interactions, the success of its commercial partnerships, including its partnership with STADA, the potential approval and commercial launch of its product candidates, the timing of regulatory approvals and market launches, the estimated size of the total addressable market of Alvotech’s pipeline products, and the commercial success of Hukyndra in Europe and other parts of the world. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (9) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (10) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (11) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (12) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (13) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (14) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (15) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (16) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACTS

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir@alvotech.com

STADA additional information for journalists:

STADA Arzneimittel AG—Media Relations

Stadastrasse 2-18

61118 Bad Vilbel—Germany

Phone: +49 (0) 6101 603-165

E-Mail: press@stada.de

Or visit us on the Internet at www.stada.com/press

Follow STADA on LinkedIn

STADA additional information for capital market participants:

STADA Arzneimittel AG—Investor & Creditor Relations

Stadastrasse 2-18

61118 Bad Vilbel – Germany

Phone: +49 (0) 6101 603-4689

Fax: +49 (0) 6101 603-215

E-mail: ir@stada.de

Or visit us on the Internet at www.stada.com/investor-relations

Exhibit 99.3

Alvotech Shares Start Trading on Nasdaq Iceland Main Market

•	Robert Wessman Founder and Executive Chairman will ring the Nasdaq Iceland closing bell at 15:30 GMT on December 8, 2022

•	Listing on the Main Market can increase visibility, which may allow the company to appear in both domestic and global indexes

•	Alvotech became first dual-listed Icelandic company in the U.S. and Iceland after market debut in June, trading under the symbol “ALVO“

REYKJAVIK, ICELAND (December 8, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, announced that trading in its shares will move from the Nasdaq Iceland First North Growth market (“First North”) to the Nasdaq Iceland Main Market (“Main Market”), starting today December 8, 2022. The “ALVO” stock market symbol for Alvotech remains unchanged and trade on the Nasdaq U.S. stock exchange is not affected. A Main Market listing in Iceland can increase a company’s visibility and, subject to meeting certain conditions, may result in inclusion in Icelandic and international indexes.

“After our debut as the first dual-listed Icelandic company in both the U.S. and Iceland, we are pleased to have our shares listed on the Main Market,which may allow a broader range of investors to invest in our shares,” said Robert Wessman, Executive Chairman and founder of Alvotech. “Alvotech is publicly traded, pure play, global biosimilars company that has invested over $1 billion to build an integrated platform for developing and producing more affordable biologic medicines which can improve patient lives all around the world.”

To celebrate the listing on the Main Market, Mr. Wessman will ring the closing bell for the Nasdaq stock exchange in Iceland at 15:30 GMT on December 8, 2022.

Alvotech’s shares have been dual listed since June 2022, after being admitted to trading the Nasdaq Stock Market in the U.S. on June 16, 2022 and on First North on June 23, 2022. On August 12, 2022, Alvotech’s Board of Directors announced a plan to move the listing from First North to the Main Market and on December 2, 2022 Nasdaq Iceland approved Alvotech’s request to trade its shares on the Main Market. The date for the transfer was formally announced by the stock exchange on December 6, 2022, following the offical passporting of the prospectus related to the Main Market listing from Luxembourg to Iceland.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s ability to maintain the requirements for listing on the Main Market and to be selected for inclusion in certain indexes, its increase in visibility, its expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in applicable laws or regulations; (2) Alvotech’s ability to maintain stock exchange listing standards and standards to be included in certain indexes; (3) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (4) Alvotech’s estimates of expenses and profitability; (5) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (6) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (7) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (8) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (9) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (10) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (11) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (12) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (13) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (14) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (15) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (16) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or elsewhere, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

CONTACTS

Alvotech Investor Relations and Global Communications

Benedikt Stefansson

alvotech.ir[at]alvotech.com